3 E NETWORK TECHNOLOGY GROUP LTD
B046 of Room 801, 11 Sixing Street
Huangge Town, Nansha District
Guangzhou, Guangdong Province, PRC

November 6, 2023

Marion Graham

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	3 E Network Technology Group Ltd
Draft Registration Statement on Form F-1
Submitted September 27, 2023
CIK No. 0001993097

Dear SEC officers:

This letter is in response to the letter dated October 25, 2023, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) addressed to 3 E Network Technology Group Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment (“DRS/A”) to the Draft Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Draft Registration Statement on Form F-1

Cover Page

1.	We note that Joseph Shu Sang Law, your Chairman, controls a majority of the voting power of your outstanding ordinary shares. To the extent that you will continue to be a controlled company after the offering, please disclose on the cover page and include a risk factor that Mr. Law will be able to influence your management and affairs and all matters requiring shareholder approval.

Response: In response to the Staff’s comment, we respectfully advise that we have revised the Cover Page, and pages 14, 18, and 57 in the DRS/A.

Commonly Used Defined Terms, page iii

2.	We note from your disclosure on page iii that you exclude Hong Kong and Macau from your definition of “PRC” or “China.” Please revise to remove the exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and operational risks associated with having operations in the People’s Republic of China (PRC) also apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

Response: In response to the Staff’s comment, we respectfully advise that we have removed the exclusion and have accordingly revised the Cover Page, page iii and pages 11-12 in the DRS/A.

Prospectus Summary, page 1

3.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we respectfully advise that we have revised the Cover Page, and pages 1-2, 11-13, 32, 34, 36 and 38-39 in the DRS/A. In particular, we highlight the revised risk factor disclosure on page 34 and the additional and revised risk factor disclosure on pages 38-39 for your reference.

4.	You state that Mr. Ye Tao’s service as a senior executive for Times China Holdings Limited provides you with unique insight on developing and tailoring your product offerings to property management companies. Please clarify, if true, that Mr. Ye Tao no longer serves as a senior executive for Times China Holdings Limited.

Response: In response to the Staff’s comment, we respectfully confirm that Mr. Ye Tao no longer serves as a senior executive for Times China Holdings Limited, and respectfully advise that we have revised pages 9 and 91 in the DRS/A.

Notes on Prospectus Presentation, page 18

5.	You state that you relied on statistics provided by a variety of publicly available sources regarding expectations of growth of Hong Kong and China. We note that you cite the Statistics from the Operation Monitoring and Coordination Bureau of the PRC Ministry of Industry and Information Technology in the prospectus. If your statistics are derived from sources other than MIIT, please disclose the sources.

Response: In response to the Staff’s comment, we respectfully advise that other than the Statistics from the Operation Monitoring and Coordination Bureau of the PRC Ministry of Industry and Information Technology, we have not cited to any other publicly available sources, including the sections entitled “Prospectus Summary-Industry Overview”, “Prospectus Summary-Competition”, “Industry” and “Our Business”.

Risk Factors, page 21

6.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we respectfully advise that we have revised the Cover Page and pages 11, 13, 38-39 in the DRS/A.

A significant portion of our income is generated, and will in the future continue to be generated, on a project basis with a fixed price..., page 27

7.	You disclose that a significant portion of your income is generated from fees you receive for projects with a fixed price. Please disclose the percentage of your revenues that are generated on a fixed price basis for each period presented.

Response: In response to the Staff’s comment, we respectfully advise that 100% of the Company’s income was generated from fees it received for projects with a fixed price for the years ended on June 30, 2022 and June 30, 2023, respectively. Accordingly, we have revised pages 28 in the DRS/A.

Dilution, page 67

8.	Please provide us with your calculation of net tangible book value as of June 30, 2023. Also, tell us how you considered deferred IPO costs in your calculation. To the extent you did not consider such assets to be intangible assets, please explain or revise your calculations as necessary.

Response: In response to the Staff’s comment, we respectfully advise that the net tangible book value as of June 30, 2023 was calculated using consolidated total assets of US$2,009,318, less the sum of the amount of consolidated total liabilities of US$812,866 and the amount of deferred IPO cost of US$780,086, which leaves the remaining amount of US$416,366. The Company considered the deferred IPO costs to be intangible assets and was excluded from net tangible book value. Accordingly, we have revised page 69 in the DRS/A.

Business
Business Overview, page 84

9.	We note that your property management system uses a Chinese mobile social messaging app, WeChat, which is developed by Tencent Inc. Please clarify whether your system can be accessed in any other way besides WeChat mini programs (e.g., personal computers, mobile web pages, mobile apps). In addition, please tell us more about your relationship with Tencent and describe any arrangements in place that allow your program to run on the WeChat platform. Please include key terms and conditions of such arrangements and provide corresponding risk factor disclosure related to reliance on a third-party platform.

Response: In response to the Staff’s comment, we respectfully advise that:

●	Regarding the comment on the accessibility of the property management systems, we have developed a variety of service modules into a portal connected to the WeChat mini programs. These service modules have been developed primarily for integrated use by administrators (i.e. employees of our property management clients) and by users (residents in the properties) on and through WeChat, and the portal deployed with these service modules are primarily accessed through WeChat. However, in the unlikely event that WeChat experiences significant outage or disruptions, we may help clients set up a separate webpage-based log-in interface and create alternative log-in credentials for administrators and users to access the portal through a separate webpage. The access to the web portal in that case will not be connected or dependent upon WeChat.

●	Regarding the comment on the relationship with Tencent, our property management clients have a direct contractual relationship with Tencent. Our clients, like the other millions of owners and operators of WeChat mini programs,[1] are required to register with Tencent as an authorized owner and operator of WeChat mini programs, and are required to agree to comply with such standard terms and conditions of WeChat for the development and operations of WeChat and WeChat mini-programs. Akin to a relationship between a web application hosting platform and a web application owner and operator, WeChat and our clients are bound by contractual agreements and our clients are responsible for the operations of the WeChat mini programs that we help develop and deploy to the WeChat platforms. We, 3 E Network, are engaged by our clients, to design and develop a mini-program that satisfies the needs for a property management system, the technical requirements and capacities of a WeChat mini-programs, and the requirements to comply with WeChat’s terms and conditions. However, at the end of the day, our clients are directly responsible and liable for complying with the terms and conditions of WeChat, and to operate the system on a daily basis.

Key terms and conditions regarding using Wechat mini programs are summarized as follows:

(i) mini programs can only be released to WeChat users after Tencent has reviewed and approved mini programs submitted by registered developers;

(ii) Tencent’s review of mini programs include review of the legal, security, stability, operability, and user experience of submitted mini programs and may include testing and verification procedures, if needed;

[1]	According to a January 6, 2022 report by Sina Technology, the technology news division of Sina.com, a major internet news website in China, as of the end of 2021, there were at least 3 million WeChat mini program developer.

(iii) any version updates or optimizations require Tencent’s review and approval;

(iv) any submission by developers must identify the types of activities, content, services or transactions that the mini programs will engage in and the industry such developers belong to so that Tencent may identify governing laws and regulations that may apply to such mini programs and review accordingly;

(v) developers may apply for and Tencent may award verified account identifications to such mini programs that submit verification requests, for which Tencent may only review and verify on the authenticity of the corporate, personal or other entity registration or identification information (including any corporate or non-corporate entity registration identification or personal identification information); Tencent does not take responsibility in verifying the performance and functionality of the mini programs;

(vi) without Tencent’s consent, mini program developers may not collect, possess, store, capture, obtain or require any WeChat users to provide any data, including user data or other information contained on WeChat or its service platforms;

(vii) any IP rights to the content provided by Tencent in its provision of mini program services belong to Tencent, while IP rights generated during the course of the use of mini programs belongs to the users or the relevant rights holders;

(viii) any dispute arising from the mini program with third party shall be borne by the developer only, as Tencent will not participate in the development, operation or other activities association of the mini programs, nor will it modify, edit or optimize the mini programs;

(ix) any dispute arising from the mini programs or any consequences due to violation of laws and regulations or terms of conditions with WeChat shall be borne by the developers, and developers shall assume any liabilities and compensate for any losses against Tencent.

•	Regarding potential risk factors, we have included a new risk factor on page 30 in the DRS/A.

We have made corresponding revisions on pages 30, and 86-87 in the DRS/A.

Related Party Transactions, page 107

10.	We note that you have loans due from related parties, including your Chief Executive Officer and Chief Technical Officer, as of June 30, 2023. Exchange Act Section 13(k)(1) prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. Please disclose the business purpose of the loan and tell us how you intend to comply with Section 13(k) of the Securities Exchange Act of 1934 with respect to this loan.

Response: In response to the Staff’s comment, we respectfully advise that we have revised pages 111 in the DRS/A to further clarify that all of these payments are cash advances provided by the Company to its Chief Executive Officer, Chief Product Officer or Chief Technology Officer (collectively, the “Officers”) for business travel and business development expenses, purchase of small testing material and office supplies, or other administrative expenses in connection with official business purposes, and have been approved by relevant officers of the Company. The Company believes that these cash advances are “arranged” for official business purposes rather than personal purposes, and therefore do not qualify as “personal loans” in violation of Section 13(k)(1).

Consolidated Financial Statements of 3 E Network Technology Group Limited
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-7

11.	Revise to disclose that you are an emerging growth company, have elected to use the extended transition period, and that your financial statements may not be comparable to companies that comply with public company effective dates.

Response: In response to the Staff’s comment, we respectfully advise that that we have revised page F-14 in the DRS/A.

Note. 15 Subsequent Events, page F-21

12.	Revise to disclose the date through which subsequent events were evaluated. Refer to ASC 855-10-50-1(a).

Response: In response to the Staff’s comment, we respectfully advise that that we have revised page F-21 in the DRS/A.

General

13.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, we respectfully advise that no written communications, as defined in Rule 405 under the Securities Act, have been presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized on its behalf. The Company acknowledges that it will supplementally provide to the Staff, under separate cover, a copy of all such communications presented to potential investors, if any.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Jinhua (Anna) Wang, of Robinson & Cole LLP at (212) 451-2942.

Very truly yours,

By:	/s/ Ye Tao
Ye Tao
Co-Chief Executive Officer

cc: Jinhua (Anna) Wang

Robinson & Cole LLP